UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806AJ8 and 232806AK5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

Chief Executive Officer

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

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Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

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☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates to a possible tender offer by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), for all or a portion of its outstanding 1.00% Convertible Senior Notes due September 2009.

THIS SCHEDULE TO IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF CYPRESS’S 1.00% CONVERTIBLE SENIOR NOTES DUE SEPTEMBER 2009. THE SOLICITATION AND THE OFFER TO BUY CYPRESS’S CONVERTIBLE SENIOR NOTES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. BONDHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. BONDHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM CYPRESS.

FINAL TRANSCRIPT

Thomson StreetEvents℠

# Conference Call Transcript

## CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Event Date/Time: Jul. 17. 2008 / 11:30AM ET

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

CORPORATE PARTICIPANTS

TJ Rodgers

Cypress Semiconductor Corp. - President, CEO

Brad Buss

Cypress Semiconductor Corp. - CFO

Christopher Seams

Cypress Semiconductor Corp. - VP, Marketing and Sales

Tom Werner

SunPower - CEO

Dinesh Ramanathan

Cypress Semiconductor Corp. - VP, Data Com

Norm Taffe

Cypress Semiconductor Corp. - EVP, Consumer and Computation

Ahmad Chatila

Cypress Semiconductor Corp. - VP, MID Division

CONFERENCE CALL PARTICIPANTS

Srini Pajjuri

Merrill Lynch - Analyst

Tim Luke

Lehman Brothers - Analyst

John Barton

Cowen & Co - Analyst

Sandy Harrison

Signal Hill - Analyst

Glen Yeung

Citi - Analyst

Adam Benjamin

Jefferies - Analyst

Andy Baker

JeffCo - Analyst

Doug Freedman

AmTech Research - Analyst

Suji De Silva

Kaufman Brothers - Analyst

Robert Weaver

Forrest Investments - Analyst

Thomas Stelmach

Goldman Sachs - Analyst

Bob Sales

LMK Capital Management - Analyst

PRESENTATION

Operator

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Good morning, and welcome to Cypress Semiconductors second quarter earnings release conference call. Today’s conference call is being recorded. If you have any objections you may disconnect at this time. Your lines will be in a listen-only mode until the question and answer segment of today’s call. (OPERATOR INSTRUCTIONS)

I would now like to turn the call over to Mr. TJ Rodgers, President and CEO of Cypress Semiconductors. Sir, you may begin.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Good morning. We’re here to discuss second quarter results. We’ll follow the usual format. Finances by Brad Buss, our CFO, market by Chris Seams, our VP of Marketing and Sales, I’ll give a little bit of update on technical and business issues, and discuss the SunPower spin. Brad?

Brad Buss - Cypress Semiconductor Corp. - CFO

Thanks, TJ. Thanks, everyone. As you can tell, very excellent quarter and we’ve got a lot of news related to the SunPower spin which TJ will cover when we go through the standard stuff. Just the usual disclaimer that we will be making a lot of forward-looking statements probably more than normal on this call and then obviously our results could differ. Please ensure you go through our press releases and our SEC filing and there’s a lot of stuff posted on our website as usual as well. So I’ll go through the Q2 results and take you through the Q3 guidance.

So as you can tell by the release I was very pleased where we ended up for quarter. Both the SunPower and semiconductor business did very well, especially when you look at the back drop of the macro environment that we’ve been in. So the consolidated revenue for Q2 was a record $592 million and it exceeded our consolidated guidance of $526 million to $552 million. Revenue action increased 34% sequentially and 59% on a year-over-year basis. You remember in Q1 we had the distributer adjustment to the sell-through model. Even if you normalize for that we still grew a strong 28% sequentially. SunPower obviously had a fantastic quarter. They reported record revenue, and our semiconductor segment did better than we expected and also exceeded top end of the guidance.

So specifically on semiconductor, the revenue was $209.5 million, that was a 24% sequential increase or on a reported basis or a strong 11% even if you adjusted back for the [DSD], so that’s far above a normal Q2 seasonality that we would normally see. So we’re pretty pleased with where that ended up, and obviously like I said it exceeded the top end of our guidance, and more importantly, we saw sequential revenue growth in all three of our major divisions.

Chris will talk about the customers and design wins. They grew very nicely and again provide us a really nice pipeline going forward. And more importantly, as I’ll get to the guidance, we see sequential growth being fairly strong in Q3 as well. On a GAAP basis, we posted a net profit of $23 million, with diluted earnings per share of $0.14 and included in that was a discrete tax benefit due to some changes in estimates of about $14 million. That compares with last quarter’s dilutive loss per share of $0.11 which again was impacted by the [DSD] conversion and versus $2.29 on a year ago basis which again if you remember that was the period that we sold 7.5 million shares of SunPower for a substantial gain.

Turning to nonGAAP net income it was $47.8 million and that’s the highest level we’ve seen since Q1 of 2000, so something that I was very excited to see. That yielded diluted earnings per share of $0.28 which exceeded the high end of our guidance and consensus from the street. That’s an increase of 133% from last quarters diluted earnings per share of $0.12, and as an increase of 75% from the second quarter of 2007 when we posted $0.16.

Turning to gross margin, the nonGAAP consolidated gross margin for the second quarter was 35% and that was up from the prior quarter, really on the strength of SunPower’s increase in gross margin that I’m sure they will talk a lot about later, and again, remember we split out the margins between the two groups. We provide a lot of detail in the press release on semi versus SunPower versus various balance sheet items so please make sure you take a look at that. The nonGAAP gross margin for the semi business was 50.7%, which was consistent with the prior quarter and two quarters in a row we’ve been above our 50% gross margin target, so obviously very excited to see that. We had a good mix in Q2. We had some yield improvement, and we have increased fab utilization and we’re pretty comfortable we should be in the 50% range for the balance of the year, and I do expect that gross margin to continue to increase every year as we have a higher mix of programmable solutions going forward.

Our nonGAAP consolidated operating expenses in Q2 increased by $9.5 million, mostly due to our friends at SunPower, but we also increased in the semi side slightly due to continued adds in the filled and marketing arenas. And we also had some higher legal and consulting costs in G&A related to the SunPower announcement that you see today, so I do expect to see some of those costs decrease into Q3, and I’ll give you guidance on that later. Just from a headcount perspective we’ve been keeping things very tight. We had just over 20 net hires for the quarter and the vast

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Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

majority of those were offshore, and just as kind of a metric, we have almost 60% of our headcount by the United States and very big programs to keep pushing things that way.

Again, in Q2, we finalized the outstanding IRS audit and there was an 8K out there related to that you could take a look at. When that was all said and done, as far as Q2, we ended up getting a $1.8 million benefit in the tax line and that’s really a one-time event and we should be back to our standard 10% rate going forward. If you look at the balance sheet, we had cash, cash equivalents and investments to total $1 billion. The semi segment was about $794 million of that, and we actually have $832 million if you include the auction rates that are currently in long material investments. The really big change there, and we’ve got pretty strong collateral on that based on what we know at this point, so we’re not really overly concerned.

From inventory, inventory was $329 million that grew $17.2 million and the vast majority of that was due to SunPower. The semi business increased $5 million. However we increased $9.8 million due to the last time build associated with the closure of Texas. So if you normalize for that, we actually decreased our net inventory in our standard operating portion, so we’re pleased to see that, the lead times continue to remain pretty low, and we expect to see inventory collapse it down in Q3.

Accounts receivable totaled $355 million. It was up $104 million and again, not to sound like a broken record, but the vast majority of that was due to SunPower, the semi business increased about $14 million, DSO went down in the semi business. Our aging is in really good shape and we don’t see any customer issues out there. Consolidated CapEx was $56 million, which $45 million was for SunPower and $11 million was the semi business. Depreciation in the quarter was $29 million, SunPower was $12 million of that and semi business was $17 million. So turning to our ownership of SunPower, basically up [46%] ownership on a fully diluted basis at 52% — I’m sorry the other way around, [56%] basic and 52% on a fully diluted. We still control the vote with a 90% voting rights. We continue to own the 44.5 million shares so really no big changes between Q1 and Q2 there. Our share count nonGAAP basis was 164.7 million and it was basically flat in Q2 and we did not purchase any shares in Q2.

Okay, turning to guidance now, consolidated revenue for Q3 on a nonGAAP basis was expected to be in the range of $562 million to $584 million, which is above the current street consensus of $562 million, and I’m pretty pleased to see us do that even after both businesses had an extremely strong Q2 and this is basically a year on year increase of around 20% to 23%. SunPower is expected to be in the range of $340 million to $355 million as they’ve already disclosed in their press release, and on the semi business we’re expecting to be in a range of $222 million to $228 million, which is again up another 6% to 9% after a very strong Q2. I expect sequential growth in all of the divisions and most likely double digit growth in CCD and DCD, and as we mentioned in the press release we expect quarterly revenue records for PSoC and WestBridge. Gross margin for SunPower in the range of 27% yo 27.5%. Our semi gross margins are expected to be in the range of 50% to 51% and that will bobble around a little bit depending on mix and factory utilization. OpEx from the semi business, I expect to be down probably around the $90 million range and semiconductor OIE of approximately $3.8 million, which again is net of the bond interest that’s in there of $1.5 million. Okay, the tax rate for Q2 should be about 10% in the semi business, 24% to 25% for SunPower, and I think the basic share count, I’d use about 152 million to 153 million and on the fully diluted, I’m estimating 166 million to 170 million, assuming the stock price moves up from where it was in the prior quarter. And I think as you know that can move around depending on the stock price, any repurchases, exercises, and all of the dilutive impacts related to the deferred call spread.

Turning to capital, I expect for the year that semi business will still be in the range of $45 million to $50 million and about $12 million in Q3 for semi and depreciation of just a tad under $ 17 million. So wrapping up fully diluted nonGAAP EPS in the range of $0.28 to $0.31, which again is above the current street consensus of $0.26. So again just I think we had a great quarter. I was really proud of what the teams have accomplished. I think we see continued good stuff in Q3. Like everybody else, I think we’ll be somewhat cautious on where Q4 and the macro goes, but so far things are going very well. And I’ll turn the call over to Chris for a discussion of the markets.

Christopher Seams - Cypress Semiconductor Corp. - VP, Marketing and Sales

Thanks, Brad. Let me go through some of the usual indices. Our revenue split by shift to geography, Asia is by far our largest region, 51% of our revenue shipped there. North American in second place at 27%, followed by Europe and Japan at 13% and 9% respectively. Units in the quarter increased to 154 million. The pricing environment remained fairly stable in the second quarter. Our ASP did decline to $1.34 from $1.40, predominantly due to just mix factors at some of our end markets and a lower ASP range tuned up in the second quarter. Our book-to-bill remained above unity at $1.03. Our backlog increased to $209 million and we entered the third quarter with 77% book which is a traditionally fairly strong number.

As Brad mentioned, we had a very good design in quarter with our customers. We set records for PSoC customers at almost 8,000 in the quarter. We set a record for design wins in PSoC and design wins for all of our proprietary products for Cypress were a record last quarter. Our end

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Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

markets are fairly healthy. We see most strength in the return of the consumer, computation and handset markets for us and into the third quarter, driven both by the traditional seasonality strength of the third quarter and also by penetration of a lot of our new Cypress solutions into those segments. Let me turn the call over to TJ for more details on the quarter.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Just a little bit of segment information. CCD did $82.8 million for the nonGAAP gross margin of 51%. That’s our PSoC and consumer computation division. Datacom did $34.4 million with gross margin of 66.5%. That includes our traditional datacom products plus our WestBridge product which is ramping strongly in cell phones. The memory information division was [$88.9 million], a very strong quarter, with good gross margins, 44.8% and the memory division particularly in a quarter that was a little bit iffy going in. Semiconductor together did $29.5 million and it was $3.4 million of other with 50.7% gross margin. We’ve been working all year long to nudge up above 50%. We’ve done it for the last two quarters in the row, and barring some economic issues, that we can’t control, we expect to hold above 50% for the rest of the year. SunPower had national blow up quarter of $382.8 million, which raises a question what’s left for the rest of the year. And instead of talking about that myself, I’m going to give Tom Werner, CEO of SunPower, a couple minutes to explain where SunPower is.

Tom Werner - SunPower - CEO

So first, hello, to the soon to be or some time later this year, direct shareholders of SunPower. As TJ mentioned we had a very solid quarter. We beat top line and bottom line, $383 million on the top line, $0.61 EPS on the bottom line. We have very strong gross margins in both our systems components business. Our components business is really starting to excel and we beat model in the components business of over 30% gross margin.

As we looked forward, we raised guidance for the second half of the year and we raised guidance for the full year, and we’re able to do this because we have a unique strategy in the solar industry, and that is that we’ve invested in the channel or in our brand, in our technology, in our cost in a unique way. We’re forward integrated in the channel and that allows us to have predictable guidance, despite policy uncertainty. On the technology side we’ve demonstrated the world’s highest efficiency solar cells 23.8%, and we’ve intro produced new tracking products that collect more energy, and on the cost side we continue to make progress on our 50% cost reduction goal as compared to 2006 cost by 2012. So our strategy is on being implemented very effectively. It allows us to have an excellent, very strong Q2, raise guidance for the second half of the year and raise guidance for the full year and provide guidance for 2009.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Thanks, Tom. A couple other comments on SunPower before I give comments on Cypress. The 23.5% — 23.6% we talked about is an important technical event, when we acquired SunPower, we strive to make a 20% sell, which is a big deal in our first plant, which is 100 megawatt plant which is now ramped up to 10 megawatts and the first generation cell, and our second plant which is a 466 megawatt plant which is currently ramping with I think it’s four lines —

Tom Werner - SunPower - CEO

Five.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Five lines out of 14 populated. We’re making a second generation cell which has a 22% efficiency. Our competitors have not gotten it about efficiency and that two points puts us farther away from the pack. The cell that we just described the third generation cell, we’re not shipping it yet, but for the first time, we’ve shown in R&D the feasibility of mass manufacturing the cell with another point and a half on the mid to upper 23%. And that plan will, that cell will be ramped in the third plant which is going to be in Malaysia with recently announced, and that plant will start producing in 2010, while the first two plants are 108 megawatts peak capacity at that capacity and 466 megawatts currently not at that capacity, but ramping and the third plant will be over a gigawatt or 1,000 megawatts.

Cypress events. I want to reiterate what Chris said that we grew our PSoC customer base to 7,846 customers, and up 12.2% quarter on quarter. Right now if you look at our revenue, it’s not got to do with (inaudible) memory, but it’s got to do with design wins, and we’re focusing heavily on

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Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

that. I’m involved in it on a weekly basis. We launched a product called TrueTouch, trade name TrueTouch and it’s a touch screen solution, probably the most famous touch screen product is the iPhone. And basically, this is the ability to touch the screen to have as many as 10 touch points, in other words, the ability to move 10 different things at one-time in an [ipomoelin] oxide, or IPO screen and we’re doing it with a modestly cost PSoC solution, enabling the world to switch across to the graphical.

We introduced another product which won’t be economically significant for a while, it is technically quite significant , and it’s called ColorLock. It’s optical feedback. And what it is a PSoC chip that can drive LEDs and I’ve shown that in meetings where we can control the power into the ability through, for example, red, green, and blue, or blue/white bright LED’s with color adjustment with red, a channel of LED and controlled it realtime. Well what ColorLock does is while it actually sets the colors, in fact it’s an image sensor that sets color, and set a color and drive the circuit to achieve the color you want regardless of what the LEDs are. So for example, you can specify a certain color and you can put in three, four, five, or six LEDs, and the LED will automatically be driven to the level it needs to be driven to achieve the color you want. So you don’t have to worry about the bending of LEDs or (inducible) or light emitting diode, different colors. Secondly, light emitting diodes have a very strong change in output versus temperature. That’s compensated for automatically and they age over time. They don’t put out as much light over time and that’s done automatically. So ColorLock takes you to the next color of light control which is, tell me what color you want, what levels of [RG&V] or what brightness you want, and I will achieve that, and I will figure out how I have to drive light emitting diodes to achieve that color.

We introduced two eight megabit nonvolatile static RAMs. These are high value-added good margin static RAMs that act like static RAMs and when the power is switched off, they’re capable of dumping their data into nonvolatile storage and not losing data , sort of the universal memory concept. We now have memory from two to eight megabits in a family that goes from 16 kilobit to eight megabits. We sold silicon light machines. We have part of the legacy siliconized still at Cypress and the optical navigation sensor in the mouse, and we’re not going to talk about that today. It’s just starting to ramp. We had a revenue last quarter. And the rest of the Company was sold to Dynacon screen that was about half the Company and the other half is still with us, embedded in one of our divisions and we got $11 million for it. And the processes magazine listed as annual highest rated US Companies, InfoTech 100, we were the top ranked semiconductor company based on return on share price over the last year. Talked about SunPower. That’s it.

So the last topic which is the biggest topic for the day and I held this for last, so that I can take the presumed questions coming on at the end of SunPower. Our Board has approved a plan, a term sheet, to commence the spinning of SunPower and they’ve asked management to make that happen. The timing is unless something goes wrong, which we don’t anticipate certainly by the end of the year, and sooner if possible, it will be what I’ll call a vanilla spin with the typical terms and conditions of the spin, tax-free, and that will include an adjustment, so the Cypress option holders left behind after the spin and there will be an adjustment for however much the Cypress share price drops. It includes selling small amount of SunPower potentially, consistent with the tax-free spin which requires that most shares go to shareholders, so that will be for the purpose of paying off the bond. The bond is a convertible debenture. We’re going to have a tender offer for the bond.

We will take all or part of the bond to reduce the overhang with that prior to the spin, and the tender, the spinout rather is subject to final word approval, after we put all of the details together. I’ll give you one example of what’s between us and final approval in the announcement. We have received as we announced I think two quarters ago an IRS ruling that we could spin SunPower and we’ve yet to receive California ruling. We think that will be simple and it will happen, but we don’t have it yet, so that’s one of the kind of implementations, I’ll call it a detail, but it matters, implementation detail between us and getting the thing done. Okay, we are ready

QUESTION AND ANSWER

Operator

Thank you, sir. (OPERATOR INSTRUCTIONS) One moment please. Tim Luke, you may ask your question and please state your company name. Mr. Luke, you may go ahead. We’ll go to the next question. Srini Pajjuri, you may ask your question. Please state your company name.

Srini Pajjuri - Merrill Lynch - Analyst

Thank you, Merrill Lynch. Hi, Brad. On the gross margin side it looks like you’re expecting further improvement. Can you talk about where they go in the long run and what are some of the puts and takes just on the semi business?

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Yes. I mean, I’d think we have been bumping our head on this 50% number for quite a while. It’s been in our models and I think as we look at our business going into ‘09 and ‘010, we’re the programmable solutions, we’ll fine tune the model. I’m not ready to commit to any other number, but I would say it’s going to continue to move up. Right? We’re dealing at higher ASP products and we’ve got the Texas job that will be gone, each year we’ll have more and more business going through the foundries, so I think it will be going in the right direction.

Srini Pajjuri - Merrill Lynch - Analyst

But I guess for the question I was asking is how much of it is mix related versus any further efficiency improvements that you’re expecting?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

I didn’t catch the last part, beyond mix?

Srini Pajjuri - Merrill Lynch - Analyst

Mix versus efficiency gains going forward.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

I think going forward, both will be important. We may set our gross margins on our programmable solutions, I gave you the break out earlier, than we do on memory, so as the programmable solutions are growing very rapidly for us, so that’s part of it. We also have a margin improvement program going on in the Company, more and more is part of that and we’re in the process of doing an end of life build in our fab two plant in Texas, and we expect that to shut down by the end of the year. That will be part of it. So that’s a cost reduction and we have other internal cost reduction programs ongoing in the Company, so the answer is all of the above and they’re all being actively worked on.

I think the other thing I’d add in there too, Srini, is we expect to see more business to go through distribution especially with PSoC. Really, PSoC can go to — if you pick a customer and an end market, it has an opportunity to go there and [DSD] is going to be a big channel to drive that and that takes time, you got design in cycles, but it’s a very positive leading indicator that obviously has good gross margin benefits long term as well. And I think if you look across the micro controller space and to some degree CPLD with some of the analog where the markets we’re playing in, the gross margins are in a really nice zip code and there’s no reason we won’t be there, and we have plans to play in all of those areas.

Srini Pajjuri - Merrill Lynch - Analyst

Okay. And then on the balance sheet, obviously you have a decent amount of cash, even for the semi side. Once you spin-out SunPower, what’s your comfort level with the current cash position and where do you see that going?

Brad Buss - Cypress Semiconductor Corp. - CFO

Well I think — so the one question that TJ mentioned and as we said in the release, we may do a tender for all or a portion of the bond, so depending on where the outcome of that is, that could use a fair bit of the cash, number one. Number two, I think we’re a big believers and really having an efficient capital structure, I don’t want to pile up a lot of cash and I think we’ll generate a lot of cash. Just the profitability to know more and more, we have a lot of free cash flow ability, even now and growing, so I don’t think that will be an issue. I think we’ll look at buyback when they make sense, we’re not going to get on an auto buyback policy, buying our shares like some companies have done. We’ll do it when it’s beneficial which we’ve demonstrated twice, and they’ve both been very successful, and I’m personally not opposed to looking at a dividend some time down the road. I think it’s premature to talk about it now, but just to give you a head set, I think that we kind of think as a cost Company and the capital structure.

Srini Pajjuri - Merrill Lynch - Analyst

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Okay, got it. And then finally, Brad, if you decide to sell some SunPower in the open market I’m guessing you’re probably going to use up some of your NOLs. Do you think that’s going to have any implications for the tax rate going forward? Thank you.

Brad Buss - Cypress Semiconductor Corp. - CFO

Not in the short run, not at all. I mean, we’re not talking a massive chunk by any stretch, right? We may sell a little bit, if we tender depending on what we do and you how we structure it which we don’t have a plan right now, we could use some of that to satisfy some of that. We’re just trying to keep a little flexibility. Our goal is to give the maximum amount we can to the shareholders while maintaining an efficient capital structure post-spin.

Srini Pajjuri - Merrill Lynch - Analyst

Thanks, Brad.

Operator

Thank you. Again, Tim Luke, you may go ahead and ask your question. Please state your company name.

Tim Luke - Lehman Brothers - Analyst

Thanks, Lehman Brothers. Just with respect to the memory area, TJ, or Brad, could you give us some color on why it was quite so strong and how should we sort of model that in terms of the expectations, in terms of the profitability and the revenue going forward?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Well, let me answer that, I’ll let Ahmad Chatila answer that. He’s the VP of the MID Division.

Ahmad Chatila - Cypress Semiconductor Corp. - VP, MID Division

Yes. Hi, Tim. We are actually, as we said, ne of our major competitors, one of their businesses on SRAM and we have been taking share on that. We have a full program now for a year, in truth we take all that, as well as step by step we’re improving our cost structure, so that’s where the gross margin is happening. I do not expect that kind of growth quarter on quarter to happen every quarter going forward. I expect single digit percent going forward in growth. And gross margin to be in the same rate, maybe a little bit up, but no more.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Yes, I think it’s consistent with what we’ve talked about, right? We’re going to take share where it the makes sense. MID is actually the total profiting cash machine which again a lot of you still can’t quite comprehend that, but it’s there and it’s going to stay there and I think we’ve consistently demonstrated that, and somewhere in the mid single-digit growth and good margins is what you should expect, then the monkeys on Dinesh and Norm to be the double digit guys going forward, right, gentlemen?

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

Yes, sir.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Excellent.

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Tim Luke - Lehman Brothers - Analyst

Just to get back to the spin for a second, we should be clear that your goal is to spin all of the SunPower holding this calendar year. Is that correct?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

The goal is to spin all of the SunPower holding minus a small fraction, single digit percent that we may use to raise cash if we have to buyback all of the bonds for example, over $600 million, but yes, spin this year. Substantially all, tax-free. And we will not keep anything post-spin, Tim, if that’s where you’re going.

Tim Luke - Lehman Brothers - Analyst

Okay, and it would be most likely tax-free spin to shareholders with the exception of — and the goal of spinning a portion prior to the consumption of the spinoff is just simply to match the tender offer for the convertibles. That’s correct?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Yes, let’s look at capital structure flexibility.

Tim Luke - Lehman Brothers - Analyst

Yes.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

A little bit for the [kiddy].

Tim Luke - Lehman Brothers - Analyst

Just broadly, TJ, in the press release you talked about the macro being somewhat, you’re cautious on the macro, yet you’re guiding all your businesses to be pretty robust in the third quarter. What do you generally monitoring closely, how do you feel about sort of the industry inventory levels currently?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

I’m looking at kind of a paranoid road, wherever they want to drive to work. I hear about the banking system falling apart and, oh, my God , yes, gasoline is going to be $6 a gallon. And then I get to work and the book-to-bill ratio is okay, the stock price is okay and the divisions haven’t fallen apart yet. You do that for 91 days, so if you end up saying, gee, the business is not all that bad for bad economic times, we do watch inventory, we are concerned about piling up inventory, frankly, we piled up a little of our own —

Brad Buss - Cypress Semiconductor Corp. - CFO

$100 million net?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

$114 million. Our net inventory is $114 million, we’ve got to bring that down but we haven’t taken net inventory, Tim. We do watch the channel. We don’t have perfect vision, matter of fact often our vision is obscured by people who want to keep inventory ready, as a just in case, for them,

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

but I don’t see inventory problems out there. And we see pretty good bookings right now. So if there weren’t bad news in the macro market we would be optimistic, so we kind of feel good about the third quarter, because we can see it, and we kind of feel not so optimistic about the fourth quarter, because we can’t see it, and it’s all bad news just like you. And again, Tim, I think as you well know, PSoC WestBridge, I mean new product we’ve never had that going into markets and even if those markets were flat to down, for guys that have high exposure, it’s new markets for it, and the design wins we talked about, we generally have been hitting new design wins every quarter. Eventually they come into revenue and even if some go away or some get cut, again, incremental revenues with a lot of new customers that we never touched before. So, I mean, yes, I think we definitely have risk if there’s any further macroeconomic, but we have got a lot of headwinds that I think differentiate us pretty heavily from some of the other semi players right now. And our execution has been pretty darn good.

Tim Luke - Lehman Brothers - Analyst

Excellent. Congratulations on the quarter and your guidance and the spin. Thanks.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Thanks, Tim.

Operator

Thank you. John Barton, you may ask your question and please state your company name.

John Barton - Cowen & Co - Analyst

It’s Cowen & Co. Thank you. On the topic of WestBridge, TJ, could you update us on the breadth of the customer base both today and as you look out say over the next four quarters, and then also just revenue forecast update for that, please?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

I’m going to turn that one over to Dinesh Ramanathan, the VP of the Data Com division where WestBridge resides.

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

Hi, John, this Dinesh Ramanathan. So we are engaged with the top five handset vendors. Currently with we have two handset vendors that are putting our phones into the marketplace with our devices and we expect that to keep growing. The number of models with our device out in the marketplace is increasing. Q3 should be actually a record for us in terms of the number of models into the marketplace.

John Barton - Cowen & Co - Analyst

And a little bit of the history you have so far from an ASP perspective, from a margin trend perspective, is it tracking the way you expected? Could you give us some basic bounds as to where it is. And part of where my question is coming from is I believe it’s consolidated in the DCD area and obviously there was a slight decrease in margins quarter on quarter. I’m guessing it’s a blended pull-down as a result of those products ramping.

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

Yes, so we’re experiencing margins where we would have wanted it to be. It’s typically between the 50% and 57% depending on which market the part goes into, but also seeing nonhandset design wins in the same part which is into the downloads that you can see from the carriers that are out in the marketplace and in emerging markets like the PCTV stuff in China as well. So it’s not only the handset space where we’re seeing fraction, but we’re seeing it outside and other markets as well.

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

So the mix question which you raised is such that as WestBridge ramps rapidly which it is again for the rest of the Datacom products which are flattish in their revenue, our gross margin as a percent will drop, but our gross margin dollars in revenue will rise in the organization.

Brad Buss - Cypress Semiconductor Corp. - CFO

Yes, John, the other thing to keep in mind is a lot of the older com and [PCLD] business is really what can whip DCD margins around, and we can see them move 3% to 5%, depending on the mix of that, but some of that older stuff is that 75% to 85% gross margins, and you saw a switch of [PCLD] business between Q1 and Q2 that went down. That actually really drove the margin decrease, the mix of that. The WestBridge is actually up a little in Q1. So I think net-net, we’ve always talked kind of mid 60% gross margins there, and it will be within that zip code, subject to some of those older products just coming in or out of order, but we’re real pleased and it’s on the target.

John Barton - Cowen & Co - Analyst

Okay. And then just the WestBridge for a second. Obviously, it’s giving you kind of a reengagement with the cell phone manufacturers, handset manufacturers. Where can that go? I mean, is there other functionality that could be integrated into WestBridge? Do you run the risk of WestBridge functionality being integrated into something else? What does the road map look like there?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

First of all, let’s look at the premise of the question that as a reengagement. Norm, talk about PSoC and cell phones and CapSense.

Norm Taffe - Cypress Semiconductor Corp. - EVP, Consumer and Computation

Well, I think one of the biggest markets we’ve had from the PSoC side has been PSoC and CapSense applications for the front of the phone, and now represents the biggest — the second biggest single segment of PSoC sales.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

So we have WestBridge is really a second front in the phone. Where can that go, Dinesh?

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

So there’s multiple things that we are looking at and putting into the device. Primarily we’re offering our customers is the ability to enhance the user experience on a phone which means be able to move data into the phone and out of the phone at a significantly faster pace. That essentially has impact on battery life and as I said before, user experience, and the ability for the carriers to actually make more money depending on the content that you actually can load upon your phone and see while your on a plane or a trip in your car or various other scenarios. So I think there’s a lot of room and opportunity for what we can do, and I think that the name WestBridge is a fundamental important thing basically to look at. It’s essentially an architecture that supports the north and southridge combination in an embedded system and that architecture is intended or is expected to be in the embedded systems for a long time to come.

John Barton - Cowen & Co - Analyst

And then Brad, just briefly, the transition of sell in to sell through in Asia if I remember correctly was about a $20.8 million adjustment in March. Was there anything that continued in June?

Brad Buss - Cypress Semiconductor Corp. - CFO

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Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

No. No, not at all. I mean everybody — we converted everybody. The financial impact was done, and everybody is rolling through and we’re recognizing revenue 100% on the sell through.

John Barton - Cowen & Co - Analyst

Final question. TJ, you made reference to addressing the internal stock option holders for a post-spin, I assume you’re referring to a writedown of the strike price. Looking beyond this spin, so Cypress is now standalone, no position in SunPower, is there anything else with those option holders to take place as far as either a split, a forced exercise or something that would change that share count substantially a year out that we need to keep our eyes on?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

No. I deliberately picked the word vanilla spin to be precise about the fact that we’re not doing anything creative and vague about the details which we’re still working on, so bottom line is to pick two numbers out of the air which aren’t real, Cypress drops from $20 to $10 a share the day before and the day after of some averaging period of before and after the spin, and then there will be an adjustment internal option holders which will maintain the capital gains they held before the spin. It’s reasonable and fair, it would be grossly unfair not to do that. People come into the company, they get an option and then the company spins out more than half its value and the share price is going to drop accordingly and their options need to be adjusted so they stay whole during that time. We do not anticipate accelerated vesting. That is we’re not going to give any windfall in terms of stock coming more quickly to our employees. We don’t want to lose our holding power we’ve got, but we are going to adjust intrinsic value before and after the spin to keep them whole.

John Barton - Cowen & Co - Analyst

Thank you very much.

Operator

Thank you. Sandy Harrison, you may ask your question. Please state your company name.

Sandy Harrison - Signal Hill - Analyst

Yes, Signal Hill. Thanks for taking my call, guys. TJ, quick question is as you go through the process of spinning out on the SunPower and you’ve headed down the trail with your programmability products, I mean one of the things we obviously need to hear is some of your entrepreneurial spirit on sort of the core Cypress. What is it — once this is behind you, what is it you see sort of some next steps potentially to take advantage of not only what you’ve been able to do with the WestBridge architecture, but also some of the other devices you developed?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Okay. I have mixed feelings talking about that.

Sandy Harrison - Signal Hill - Analyst

In other words, where have you cut a check at the lunch table that we’ll hear about in a year?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

If I use two historical examples, the good news at SunPower where I talked about picking up the solar Company, investors are saying, man, this is really (expletive), and now he’s really gone off the deep end. Not just strange stuff, but really strange stuff and then that turned out to work out pretty well, but I’ll remind you before that, I talked about on a quarterly basis Magnetic Memories Group for eight or nine quarters and $53 million before reliability problem caused us to pull the plug in the markets validating that plug pulling was economically correct. We could

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Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

have made it work, but I pulled the plug because as the technology became more and more limited by what we had to do to make it work, the money we could make on it going forward, we got less and less and I finally pulled the plug. So the synopsis is I take a big risk when I talk early, because if I talk early about something that works out I’m a hero and if I talked about something that doesn’t work out then I’m a guy who is sort of speculating with shareholders money. So, my Board asked the same question, what’s the next SunPower. And I don’t have an answer for that, and it’s quite possible like Brett Favre, there will only be one Superbowl and that was 1996, so having said that, I’ll tell you about some cool on some cool (expletive) that we’re working on.

Sandy Harrison - Signal Hill - Analyst

Like a moth to the flame.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Alright. There is another semiconductor called Business Telluride. And Business Telluride has unique properties and when they run current through it and current carries heat with it, so by moving an electron through Business Telluride, it carries heat with it, and alternatively if you supply heat to that semiconductor, it creates electricity, so it offers a possibility of making a thermo electric generator, something that when you heat one side and cool the other side, power comes out of a sandwich. The thermo Electric generator has never been made on silicon before. There’s a possibility, and I’m going to reiterate the word possibility that it can be made on silicon, and if so, we might be able to get power out of it. The current status of it is that I’ve got two very smart guys working on it and we sit in the boardroom about once a week and look at PowerPoint and talk about ideas and we’ve never yet made a wafer, but I’m interested that.

Another idea that comes up is also completely in the theoretical stage is what I call solid state light bulb, where light emitting diodes have a lifetime that is 10 times longer than incandescent light. It costs more. You drive light emitting diodes with PSoC and power PSoC, and drive light emitting diodes, so the concept is actually integrating a solid state light bulb on a piece of silicon and controlling it with PSoC and some power chips between PSoC and the wall socket is a possibility and we’ve got a team looking at that. Again, it’s completely theoretical. And I have my fingers on three more thing which are more speculative. I’m trying real hard to find some great idea, I’m trying to find a company that’s got great technology and small scale and maybe not so tightly managed, and see if I can run something else through the Cypress tracks but that’s five-year proposition. SunPower was a five-year proposition and the first revenue that mattered was 2003 and we’re pre-revenue on those other ideas, but we work on it and that’s what I do Thursdays. That’s my fun on Thursday. I don’t run, I talk about concepts and technology on Thursday.

Sandy Harrison - Signal Hill - Analyst

Got you, and then kind of you’ve talked a couple times about getting the percentage of revenues from your programmable products versus nonprogrammable, upwards I believe you talked in about 70% at some point. I mean, where are we today versus where you think we could be at the end of the year versus some time next year, ultimately?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Let me talk about the products we’re trying to run up in revenue. First, and most important category of programmable products includes PSoC, our programmable USB products and a programmable SoCs, next category up is the proprietary products which are made only by Cypress and are there for nonsubject to socket compatible price competition. If you look at — and programmable products are a subset of proprietary products. All of our programmable products are also proprietary, so if you look at that category, those are what we pay our salesforce for. If you did a design win, you get a bonus, and if you do a design win on something else you don’t. That category is up 75%, is that correct?

Brad Buss - Cypress Semiconductor Corp. - CFO

76%.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

76%, and the programmable products are at —

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Brad Buss - Cypress Semiconductor Corp. - CFO

Subset of the 76%, 51% gross point.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

It’s 51% of sales, so I believe we can get programmable products with 50% — 51% up towards 70% and the 70% can go up to 80% plus over the next few years.

Brad Buss - Cypress Semiconductor Corp. - CFO

I misspoke to you, it’s 45%.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

So programmable is 45%, and proprietary including programmable is 76%, and both of the numbers are moving north.

Brad Buss - Cypress Semiconductor Corp. - CFO

Hey, Sandy. It’s Brad. Just to put it in context, I think PSoC one is it’s got many years by itself. PSoC three and five come with that double issues. I mean I think between that and WestBridge and then don’t forget we’ve got ONF in its early stage, Cypress Systems, which is a whole other game for us that’s just starting off, I think we’re going to grow faster than the semi market for many years before TJ fills up the pipeline with other stuff. So from a financial perspective, we’re in extremely good shape from a long term revenue growth rate.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Let me — you surprised me with the question and I answered off the top of my head. What’s next? I discussed some things that are on the concept. One of the things is next and closer because it’s already into revenue, a few $100,000 a quarter is Cypress Systems. And Cypress Systems is a Company that makes environmental systems to basically save energy, and what we’re doing is taking Cypress technology, our PSoCs, our radios and other things, and instead of selling things for $1.50 as a chip, we’re making little boards that are complete systems that for example, save energy in a building. And those little boards sell from anywhere from $500, $600, up to over $3,000, and that business could get big for us also. That we launched a couple years ago so that’s already from the concept stage into the early revenue stage, it’s a separate company, and internal start up, Cypress Microsystems invented PSoC with a predecessor in that same path as Cypress. And the other two thing I describe are ideas that have yet to turn into a divisional effort or a start-up company within Cypress.

Sandy Harrison - Signal Hill - Analyst

Got you. Thanks for that, guys.

Operator

Thank you. Glen Yeung, you may ask your question. Please state your company name.

Glen Yeung - Citi - Analyst

Citi. TJ, you’ve been doing this a long time. If you take out for the moment things like PSoC and WestBridge and just look at sort of the traditional Cypress business, with what you’re seeing today, what’s your sense as to where we are in the economic cycle, what you’re seeing in your business today? Is your gut telling you things are about to get meaningfully worse in semis or is there something different here?

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

No. If you want to just sort of take a bell weather that the cork usually goes up and down in the ocean, think RAMs, and we’re nominally at a bad point in the semiconductor cycle. I gave a talk the other night at semiconductor equipment conference in San Francisco and you want to talk about an industry that’s really feeling bad about themselves right now, that’s the industry. And when I look at RAM, I don’t see bad news. I see 48% gross margin which is typically what we used to have during good times and I don’t hear about bad book-to-bill. Now we’ve got the wind at our back. Some of our smaller competitors have vanished because it got so ugly a few years ago that last man standing advantage works, but right now like I said I’ve got this paranoia where I come in and hear things on the radio and I come to work and everything is not bad, and I’m having trouble putting those two things together.

Glen Yeung - Citi - Analyst

Okay, fair enough. And I had a question about your outlook for Q3, and I know you’re expecting all areas to be up. But I wonder if there are specific drivers within each area that are more driving the growth than others?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Yes. I mean, the same culprit, it’s really PSoC in DCD and it’s WestBridge in DCD and again we even still see modest growth in MID after they had a really strong Q2. So nothing bizarre and I think, again, Norm, correct me if of I’m wrong, I think all of the business groups are pretty much expected to grow in DCD including USB. So again, remember, we get normal Q3 seasonality and you’re getting a lot of the builds for the holidays and all that fun stuff. So again, I was very pleasantly surprised that we were able to still post that sequential growth rate after really an 11% sequential growth rate in Q2, after you adjust it for the [DSD], still doing 6% to 9%, which is really a generally above our normal seasonality, and a lot of it is just new products and new design wins. Everything we have been talking about is part of our transformation for the last two years is just coming in the numbers.

Glen Yeung - Citi - Analyst

Okay. And I wonder if someone could just give me an update on the customer concentration of PSoC?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Norm?

Norm Taffe - Cypress Semiconductor Corp. - EVP, Consumer and Computation

Hi, Glen, this is Norm Taffe. Yes, I can update you on that. That’s also something we feel is fundamentally going in the right direction. We continue to grow the business, but we’re becoming less and less dominated by fewer very large customers over time. In fact some of our largest customers on a year-on-year basis are going down while our overall sales are going up significantly. So from a standpoint of breadth, we’re less concentrated now than we have been really since we started to really ramp about three years ago. The so we’re still more weighted toward larger customers and I think our long term model. We do about 25% of our business through distribution, long term that will behalf of our business, but that steady growth underlying the PSoC growth continues to be there every year and it’s outgrowing the pace of our large customers, and that’s healthy both from a stability standpoint and a gross margin improvement standpoint.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

A comment on new products and average selling price. Our average selling price last quarter was $1.34, in the very same quarter the average selling price for a new product. We defined a new product which is that which is within its first six quarters of life, our new product ASP was $1.88, so these areas we’re shifting our business into are raising our ASP. At the same time, the fact that we’re going to continue to be in the SRAM business and take and make money at it means we’re going to run the company like a memory company pretty tight and lien, with the exception of course for extra marketing and applications on the programmable product side.

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Glen Yeung - Citi - Analyst

And Norm, just to clarify your last comment about PSoC, if I look into the Q3 growth, is it safe to assume that a lot of that growth is coming from the non — a broader spectrum of customers? The customer concentration is getting better in Q3?

Norm Taffe - Cypress Semiconductor Corp. - EVP, Consumer and Computation

Yes, that’s correct.

Glen Yeung - Citi - Analyst

Okay, great. Thanks.

Operator

Thank you. Adam Benjamin, you may ask your question and please state your company name.

Adam Benjamin - Jefferies - Analyst

Jefferies. Guys, now that you’ve been through two quarters and you’re guiding out to the third quarter, on PSoC, you’d previously talked about 20% to 30% year-over-year growth as a reasonable target. Do you mind narrowing or at least giving some update on that range now?

Norm Taffe - Cypress Semiconductor Corp. - EVP, Consumer and Computation

Yes, this is Norm. If I look at it right now, we’re looking at the low side of that and we’re going to, it depends what happened in Q4, maybe we’ll hit that. And on a quarterly basis Q3 will hit that target on a year-over-year basis, but we don’t see the beginning half of this year was slightly below that pace. If I had to estimate right now I’d say more in the 50% to 20% range, but we will grow year-on-year, and I kind of repeat the comments from the last question. If you take out a couple of the larger customers, the broader base’s actually growing well north of that range.

Adam Benjamin - Jefferies - Analyst

Okay, so Norm, it seems like you said that the growth from Q2 to Q3 sequentially will be stronger than Q3 to Q4. Is that right?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

What he said is Q3 this year and Q3 last year is going to be the 30% that we’re talking about, and he’s hedging on Q4 because of the visibility issue I talked about before. And the primary reason for that is while we’re experiencing pretty rapid growth in the number of customers and the spreading of the business, some of our biggest customers are still buying from us, but that business is declining giving us a net gross rate which is less than the 30% we’ll experience year on year this quarter.

Adam Benjamin - Jefferies - Analyst

Got you, thanks. And then just moving to WestBridge, similar way that you gave targets on PSoC, with WestBridge out performance in June, I assume that is going to continue for the back half of the year. Do you care to give a rough range of revenue for that for the year?

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

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Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Yes. This is Dinesh, Adam, and last time we basically said it was going to be [40 to 50] and I constantly maintained that I think we’ll be closer to [50] this time.

Adam Benjamin - Jefferies - Analyst

Okay, got you. And then one of your big customers there, you mentioned two but one of it people know about is RIM. Do you mind giving a little bit more detail as to what you think you ship into there as a percentage of your total units, or which of the couple models that you’re in?

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

So I’m — we have confidentiality agreements with our customers in terms of what we can tell you in terms of their percentage. I can tell you that we are in the new curve that has come out which is public information, we have a new curve that’s come out that’s public information as well, and those two are doing extremely well for them as a customer.

Adam Benjamin - Jefferies -Analyst

Got you. And then just one last question on the gross margin, on the DCD side. You mentioned that WestBridge you think in the 50% to 57% range, going forward longer term, and that it would increase in the September quarter from the June period. Just trying to get a better sense as to where that’s ramped. Has that gradually been increasing since late last year when the product started your ramping, or has there been some fluctuations due to the lumpiness?

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

So we — so, typically what happens is when a product essentially ramps, we clean up the funnel, make sure that our overheads are appropriately adjusted. So last quarter the number was a little bit lower than what we wanted to and this quarter it’s significantly higher. It’s closer to the range number that I gave you between 50 to 57 percentage points.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Yes. And it’s probably been one of our more successful product rollouts in hitting the target margin right off the bat. We’ve been real pleased where that’s gone and it will move around with the mix and volume pricing and that’s about it. We’ve got very good yields on it.

Adam Benjamin - Jefferies - Analyst

All right, guys, that’s all I have. Thanks again.

Operator

Thank you. Andy Baker, you may ask your question and please state your company name.

Andy Baker - JeffCo - Analyst

Hi, Andy Baker from [JeffCo]. Just a question, looking at the sort of share count, I know there was a question asked about this before, when you talked about adjusting the option to guarantee the intrinsic value that you can’t just get there with reducing the [stipends], you have to issue more options. I was wondering if you have anymore thoughts on how many more options you issue if you issue Cypress options at all, I guess another alternative is to give SunPower options to the Cypress option holders as well. I know that’s done in the past like when Altera spun off [Kraft].

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Okay, let me comment on that and we’re going probably as far as I want to go on implementation details, because we’re still working on them, but there’s a theory for that and I can give you the theory. You’re right. We can’t just adjust the option price. You have to adjust the option comp, and when I said “vanilla” to describe the spin, the standard thing is done in more than 90% of the spins is in effect they stock, there’s an option split that mirrors the price change. So Cypress shares drop from $20 to $10 and the basically Cypress share price goes down by a factor of two during the spin, and then the number of options will be multiply by a factor of two, and the option price will be adjusted proportionately, so it’s sort of like a where you get lower shares at a lower price and the net value is constant. And that’s the way lower than 90% of the spins are done and we’re intending to do just that.

Andy Baker - JeffCo - Analyst

Okay, so, just to make sure I’m clear if it goes down by a factor of three, you’re 23 million option outstanding becomes 69 million options?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

I don’t have the number 23 million in my head, but yes. If it’s is a factor of three multiplied times a factor of three.

Andy Baker - JeffCo - Analyst

Okay. Thank you very much.

Operator

Thank you. Doug Freedman, you may ask your question and please state your company name.

Doug Freedman - AmTech Research - Analyst

AmTech Research. Thanks for taking my question, guys. Can you talk a little bit about the roadmap for PSoC? I know there’s some new products in development and if you have any timelines for their release yet.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Sure. Thank you for asking the question because I forgot to talk about some PSoC stuff we keep focusing on DCD and Norm Taffe is talking about PSoC, but we have PSoC efforts in all of our divisions. We introduced a product last quarter called Power PSoC which is an important product. Let me discuss, it can drive power motors and another thing let me describe since I used the example earlier driving lights. Let’s suppose that I’m driving four light emitting diode chains that are white light emitting diodes but illuminate a room. In a typical system with say let’s using old PSoC, I’d have my four strings of light emitting diodes, I’d have two big transistors, one above and one below each chain, eight transistors to drive four chains, these are power transistors I’d buy from say international rapid fire to drive them. Behind those power transistors I would have a circuit that pulse and modulates and turns on and off and duty cycle to control dimming, typically, that circuit would come from say National Semiconductor makes probably the best one, but Linear and Maxim also has chips and then behind that to drive the national chip, we tell the national chip to turn on 57% with this channel. I would have a microcontroller and that could come from anybody, the microchip from that. Whatever.

Our PSoC is all of the above. We have the power transistors in it, eight of them to drive the four channels. It’s got the pulse with modulators in it, actually superior to the national semiconductor discrete offering. It’s got the microcontroller in it and it’s not just the microcontroller but the Programmable-System-on-Chip and then microcontroller can actually with CapSense buttons, so Power PSoC is a complete power controlling system-on-chip which we always view PSoC as sort of put your compass down on the board and draw a circle to try to start off shifts on the board in PSoC. This opens up that circle to include linear integrated circuits, power circuits, power transistors, and puts PSoC and CapSense in the equation as well. That product that introduced this quarter, it just got introduced right now. Sorry about that. That product is out and works and I’ve watched it drive lights, and we will be introducing it shortly.

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

We have a product called CapSense Express. On the low end of PSoC, you have the cheapest PSoC which is the subdollar part and you control buttons with it or a slider, which is nothing but eight or 10 buttons as you slide your finger over them you basically control something in a linear fashion, and we’ve created a very low end PSoC that doesn’t have all of the functionality that I just described, but just controls buttons. That product and a commodity product that we want to hammer and make it super cheap and sell millions of units. That product was in the SRAM group or the MID group. So we’ve got — I proliferated PSoC beyond the one division because of my experience in a prior life of having a division compete against two corporations, the programmable logic division competing against (Dynamics) and Altera. So this year this time we’re getting all of our divisions and their appropriate skill behind PSoC so that we can have multiple R&D efforts and multiple vertical markets in parallel to push our new platform as hard as we can.

Doug Freedman - AmTech Research - Analyst

And what is this status of the PSoC three introduction, the higher power PSoC?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

PSoC three is — first to define it, take PSoC, make the microcontroller better with six to 10 times more horsepower, make the analog better, make it much more precise, make it much more competitive head on with the linear maximum national, make the programmable logic better, make the programmable logic on the thing equivalent to dozens of simple PLDs also embedded in PSoC. That’s PSoC three. And move the technology from a .35 micron node to .13 micron node. Having described it, the answer to your question, we wait daily for information that didn’t tape off yet and that’s where we are. We’re right on the edge of taping it out. I would be surprised if it tapes out this week. I would be disappointed if it didn’t tape out by the end of next week.

Doug Freedman - AmTech Research - Analyst

Great. Moving on to other segment looking at sort of the — what drives some of the DCD other than WestBridge, what is your present outlook for sort of the network spin that’s going to go on and the infrastructure spending for the back half of the year? What are your customers telling you there?

Dinesh Ramanathan - Cypress Semiconductor Corp. - VP, Data Com

Okay, so based on the customer that we’re selling our com parts and all of our block parts to, we’re seeing fairly decent growth in those segments, and we think that portion of our business will actually grow and we will see good revenues and good gross margins coming from there. So that’s a healthy portion of our business and we’ll continue to be healthy going forward.

Doug Freedman - AmTech Research - Analyst

All right I’m going to switch back now to a few more PSoC-related markets a little bit. There was some efforts underway to try to expand the touch control market, possibly going after some things in the notebook market. Any update on how those are going and what your outlook there is?

Norm Taffe - Cypress Semiconductor Corp. - EVP, Consumer and Computation

Yes, this is Norm again. We are — we do have solutions where we work with partners that address some of the touch pad space, we are also spending heavily when we talk about — or investing heavily we talk about today in the touch screen space, both of those are related technologies that can be done very, very effectively in PSoC. I think one of the biggest growth drivers we’ll see over the next year will be the uptake of PSoC in touch screen applications specifically.

Doug Freedman - AmTech Research - Analyst

Great. And my last question and I’ll leave you alone, the USB, what’s happening in the USB wireless market? There had been some share shift in the past. What’s your present — if you could give us an outlook on the landscape there?

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Norm Taffe - Cypress Semiconductor Corp. - EVP, Consumer and Computation

USB continues to be stronger, separate from the business at the WestBridge where it kind of puts USB and the cell phone and that of course is growing extremely well, but we continue to see a strong market there. And part of the good growth we’ll see next quarter is going to come from our traditional USB space, both in the wireless and low speed USB and also our high speed USB. We see new applications like digital TV [dongles] that are in China that use our high speed USB programmable peripherals and it is a seasonal business and we do expect strong seasonal growth out of that business in Q3.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

A comment on USB, in general. The USB infrastructure got created for PCs and it got driven to very low prices, and what’s happening now as the rest of the world is starting to recognize that you can get a 480 megabit per second connection very cheap, so USB is starting to proliferate. It’s a business that’s between $120 million to $130 million a year for us with good margins, and we’re starting to see a renaissance of USB and other stuff. In the last two days, two products have seen that were great, when I gave the talk at the conference, I saw a thing the size of a credit card with a USB coming out of it, and that USB connected you up in effect to an entire solid state disk drive which was a pretty amazing product. I’ve seen a USB thing that looks like a USB with an aerial sticking out of it and that hooks up your computer wirelessly through the USB port. And the newest one coming out of China which is being developed for the Olympics is you basically have a TV tuner that hooks up to USB clip that goes into a personal computer and turns the PC into a TV. So there’s all kinds of applications that are starting to show up for USB, it is not stagnant or a mature market, and we’re planning on growing that business which is a big business for us.

Doug Freedman - AmTech Research - Analyst

Great, and congratulations on the nice execution across all productlines.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Thanks, Doug.

Operator

Thank you, Suji De Silva, you may ask your question. Please state your company name.

Suji De Silva - Kaufman Brothers - Analyst

Yes, hi, Kaufman Brothers.Nice job on the quarter, guys. So I just want to make sure I heard the guidance for the next quarter correctly. DCD and CCD up double digits and MID up single digits is that right, roughly?

Brad Buss - Cypress Semiconductor Corp. - CFO

Sounds good.

Suji De Silva - Kaufman Brothers - Analyst

Okay. And what was the book-to-bill by segment?

Brad Buss - Cypress Semiconductor Corp. - CFO

By division is what you’re asking for?

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Suji De Silva - Kaufman Brothers - Analyst

Yes. Yes.

Brad Buss - Cypress Semiconductor Corp. - CFO

CCD was 1.1, MID .92 and Datacom 1.13.

Suji De Silva - Kaufman Brothers - Analyst

Okay. And I notice the gross margin in other but noted correctly went up significantly the other segment, and it seemed to have about a 1% impact on the overall gross margin if I do my math right. Is that bump up sustainable and what was driving that?

Brad Buss - Cypress Semiconductor Corp. - CFO

It is really just a rounding error between some of the [O&F], Cypress Systems that TJ talked about. There’s really nothing big going on there.

Suji De Silva - Kaufman Brothers - Analyst

Okay. It’s sustainable to keep you above 50% then?

Brad Buss - Cypress Semiconductor Corp. - CFO

Yes, the stuff like just the shipping just like every product, you’ve got margins or you get the ramp out that goes up, O&F does the same thing and their margins should continue to go up to their respective models over time. But I wouldn’t look at the other as being a big thing because remember, in Q2, the other big portion of the other that is going away is the SLM portion and that’s the vast majority of the revenue and the gross profit driver there right now.

Suji De Silva - Kaufman Brothers - Analyst

Okay, fair enough. And then last question, I’m starting to reconcile your commentary, Brad and TJ, with terms of feeling like you have good cash flow and good uptape for even a dividend versus needing to sell some SunPower to settle the bond. Can you just help me reconcile the thinking there?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

So Brad used the word flexibility when he was describing it, and specifically, based on our cash needs, based on how much of the bond is tendered, based at what the bond price gives, the bond could be way above water, by time we have to pay for which we don’t know. We may sell between zero and three million shares of SunPower, there’s your number that you’ve been looking for.

Brad Buss - Cypress Semiconductor Corp. - CFO

Yes, so on the material junk end, it’s just an open issue. We’ll just see. So the inverse, we will spin-out virtually all, meaning 41.5 million or 44.5 million shares of SunPower to our shareholders.

Suji De Silva - Kaufman Brothers - Analyst

Okay, thanks, and good luck on the spin.

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

Thanks.

Operator

Thank you. Robert Weaver, you may ask your question. Please state your company name.

Robert Weaver - Forrest Investments - Analyst

Yes, [Forrest] Investments. Just continuing on that question, I guess when you’re looking at regardless of what means you choose to tender the bonds, what is your thinking in terms of the dilution of the SunPower distribution that you’re willing to take on that? In other words, would you take a point off of what the percent of SunPower share per Cypress share would be on the dilution in order to retire those bonds?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

What premium would we pay in the market for the bonds?

Robert Weaver - Forrest Investments - Analyst

Now looking at the amount of — the value of a SunPower share, let’s say it’s around 24%, that each holder of a Cypress share is going to receive in the spin, what are you thinking about in terms of your budget for retiring the bonds that you would be willing to take off of that. Would you take a point off of that? Would you make a 23% SunPower share plus the 24%?

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

I think, Robert, I’d look at it like we’re still deciding, are we going to do the tender, to what degree, what amount, what price, cash, stock, it’s a little premature. I know your interest in it, but we’ll just have to kind of finish our analysis and see what we want to do, and we’ll come out to the market at the appropriate time.

Brad Buss - Cypress Semiconductor Corp. - CFO

Let me just give our mindset about the bondholders. Our Company is funded itself for over a decade in the convertible debenture market. The money has always been there when we wanted it, so we will treat bondholders fairly on the way up.

Robert Weaver - Forrest Investments - Analyst

Okay. Fair enough.

Brad Buss - Cypress Semiconductor Corp. - CFO

But we’ll be back. And we don’t want bad memories.

Robert Weaver - Forrest Investments - Analyst

All right, thank you.

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Operator

Thank you. Thomas Stelmach, you may ask your question. Please state your company name.

Thomas Stelmach - Goldman Sachs - Analyst

From Goldman Sachs, thanks very much. Just a quick question, on the granularity, your commentary on spin timing. In the release you indicate you’ve effectively given yourself by the end of ‘08, and I think, Brad, in a conference in May, you’d indicated that relative to an announcement, you could maybe get the spin done within 90 days from announcement. I feel like today is obviously announcement day, so how much leeway are you guys giving yourself with respect to that year-end timing, and is it realistic to assume that we can maybe get a spin by September?

Brad Buss - Cypress Semiconductor Corp. - CFO

I mean, again, the end of the year or sooner, I think again, I’m not sure some of the comments how you’re taking them, but we’ve announced that we’re going to go do it, we still got to get the Board approval, so and the clock kind of starts ticking from then. So I think your 90 days is probably appropriate from when everything’s nailed down and the Board says go on X,Y, and Z. So it’s a distance between then and that and then we just need to make sure we’re covering all of the legal things. It’s a big spin, we’ve got various separation agreements and stuff with SunPower that we need to get figured out. The chart has about a dozen different things that have about anywhere from 10 to 28 steps under each of them what needs to get done and employee benefit plans, because it’s a big distribution. It’s not your normal someone slice them off one tenth or one quarter of their company.

So in terms of time we’ve got to list it as surprisingly long. Nothing is hard, but it’s surprisingly long and requires amendment of legal documents, filing with the state of Delaware, having an attorney in Delaware in addition to our team here, etc. If all of that goes right and nothing messes up, a quarter and a little bit can happen, so we told you by the end of the year to give ourselves some slack in case we get hung up. Something would have to surprise us to put it beyond the end of the year.

Thomas Stelmach - Goldman Sachs - Analyst

Okay, thanks very much, and best of luck.

Brad Buss - Cypress Semiconductor Corp. - CFO

Thank you.

Operator

Thank you. Our last question comes from Mr. Bob Sales. You may go ahead, and please state your company name.

Bob Sales - LMK Capital Management - Analyst

My questions have been answered. Thank you.

Operator

At this time we’re showing no further questions, sir, I’ll turn the call back over to you.

TJ Rodgers - Cypress Semiconductor Corp. - President, CEO

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FINAL TRANSCRIPT

Jul. 17. 2008 / 11:30AM ET, CY - Q2 2008 Cypress Semiconductor Earnings Conference Call

Okay. Thank you. We’re wrapping up. Cypress and SunPower had good quarters. We’re looking at spinning out SunPower to shareholders, and we’re feeling pretty good about ourselves. Thank you very much.

Operator

Thank you. And this does conclude today’s Cypress Semiconductor conference call.

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